THE INDIA FUND, INC.

1735 MARKET STREET, 32ND FLOOR

PHILADELPHIA, PA 19103

August 23, 2013

Dear Stockholder:

As you may know, in an effort to enhance stockholder value and increase liquidity, The India Fund, Inc. (the “Fund”) obtained stockholder approval to adopt an “interval” fund structure which requires semi-annual repurchase offers of a percentage of the Fund’s outstanding shares.

In accordance with its “interval” status, the Fund is hereby commencing its repurchase offer for this semi-annual period under which the Fund is offering to repurchase up to 5% of the Fund’s outstanding shares. The offer to repurchase is for cash at a price equal to the Fund’s net asset value (the “NAV”) as of the close of regular trading on the New York Stock Exchange on September 20, 2013, the Repurchase Pricing Date, upon the terms and conditions set forth in the Offer to Repurchase and the related Letter of Transmittal (which together constitute the “Repurchase Offer”). If you are not interested in selling any of your shares at this time, you do not need to do anything. The Fund will contact you again in approximately six months to notify you of the next repurchase offer period.

The deadline for participating in the Repurchase Offer is September 13, 2013, the Repurchase Request Deadline. The NAV of the shares may fluctuate between the September 13, 2013 deadline and September 20, 2013, the pricing date for the Repurchase Offer. The Fund has established a record date of August 16, 2013 for identifying stockholders eligible to receive Repurchase Offer materials. Stockholders who choose to participate in the Repurchase Offer can expect to receive payment for the shares repurchased on or before September 27, 2013. The Fund will charge a repurchase fee on shares that are repurchased for expenses directly related to the Repurchase Offer. The repurchase fee will equal to 2% of the NAV of the shares that are repurchased.

The Fund’s common stock has at times traded at a premium to the Fund’s NAV per share. It may not be in a stockholder’s interest to tender shares in connection with the Repurchase Offer if the Fund’s common stock is trading at a premium. The market price of the Fund’s common stock can and does fluctuate. Accordingly, on the Repurchase Pricing Date, the market price of the Fund’s common stock may be above or below the Fund’s NAV per share.

As of August 16, 2013, the Fund’s NAV per share was $21.47 and 37,628,843 shares were issued and outstanding. The Fund computes its NAV on a daily basis. The Fund’s NAV and the market price of the Fund’s common stock may be obtained by contacting Georgeson Inc., the Fund’s Information Agent, toll free at 1-866-297-1264 or, for banks and brokers, at 1-800-223-2064.

Neither the Fund, its Board of Directors nor the Investment Manager to the Fund is making any recommendation to any stockholder whether to tender or refrain from tendering shares in the Repurchase Offer. The Fund and the Board of Directors urge each stockholder to read and evaluate the Repurchase Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer to Repurchase and related materials should be directed to Georgeson Inc. toll free at 1-866-297-1264 or, for banks and brokers, at 1-800-223-2064.

Sincerely,

Alan R. Goodson
President
THE INDIA FUND, INC.